04015107

3/18

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46637

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFG Funding Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 EAST AVENUE 6TH FLOOR
(No. and Street)

ROCHESTER (City) NEW YORK (State) 14604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ELDREDGE, FOX & PORRETTI, LLP
(Name – *if individual, state last, first, middle name*)

180 CANAL VIEW BLVD. ROCHESTER, NEW YORK 14623
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3.24

CFG FUNDING CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2003

CFG FUNDING CORPORATION

INDEX

OATH OR AFFIRMATION

I, PAUL W. O'BRIEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFG FUNDING CORPORATION, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PAUL W. O'BRIEN, MANAGING DIRECTOR

Title

Notary Public

CHRISTINE L. ACQUILANO
Notary Public, State of New York
No. 01AC5066035
Qualified in Wayne County
Commission Expires Sept. 23, 20 06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELDREDGE, FOX & PORRETTI, LLP
CERTIFIED PUBLIC ACCOUNTANTS • BUSINESS CONSULTANTS

180 CANAL VIEW BOULEVARD, SUITE 100 • ROCHESTER, NEW YORK 14623-2808
585/427-8900 • FAX 585/427-8947
25 NORTH STREET • CANANDAIGUA, NEW YORK 14424 • 585/340-5100 • FAX 585/394-7513

To the Shareholders
CFG Funding Corporation
Rochester, New York

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of CFG Funding Corporation (an "S" Corporation) as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CFG Funding Corporation as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eldredge, Fox . Porretti LLP

Rochester, New York
January 26, 2004

CFG FUNDING CORPORATION
Statements of Financial Condition
December 31, 2003 And 2002

	2003	2002
ASSETS		
Current Assets:		
Cash	$ 6,189	$ 6,333
Investments	3,300	3,300
Total current assets	9,489	9,633
Total	$ 9,489	$ 9,633
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liability:		
Accrued franchise tax	$ 100	$ 100
Total current liability	100	100
Stockholders' Equity:		
Common stock, $.01 par value, 2,000,000 shares authorized, 100,000 shares issued and outstanding	1,000	1,000
Paid in capital	13,800	13,800
Accumulated deficit	(5,411)	(5,267)
Total stockholders' equity	9,389	9,533
Total	$ 9,489	$ 9,633

The accompanying notes are an integral part of these financial statements.

CFG FUNDING CORPORATION
Statements Of Operations
For The Years Ended December 31, 2003 And 2002

	2003	2002
Consulting Fees	$ 2,350	$ 2,250
Expenses:		
Bank service charges	144	144
Fees	2,250	1,950
Total operating expenses	2,394	2,094
Income (Loss) Before Provision For Income Taxes	(44)	156
Provision For Income Taxes	100	100
Net Income (Loss)	$ (144)	$ 56

The accompanying notes are an integral part of these financial statements.

CFG FUNDING CORPORATION
Statement Of Changes In Stockholder's Equity
For the Years Ended December 31, 2003 And 2002

	Common Stock	Paid in Capital	Accumulated Deficit	Total
Balances at January 1, 2002	$ 1,000	$ 13,800	$ (5,323)	$ 9,477
Net income for the year end December 31, 2002	0	0	56	56
Balances at December 31, 2002	1,000	13,800	(5,267)	9,533
Net loss for the year ended December 31, 2003	0	0	(144)	(144)
Balances at December 31, 2003	$ 1,000	$ 13,800	$ (5,411)	$ 9,389

The accompanying notes are an integral part of these financial statements.

CFG FUNDING CORPORATION
Statements Of Changes In Liabilities Subordinated To Claims Of General Creditors
For The Years Ended December 31, 2003 And 2002

	2003	2002
Beginning Subordinated Liabilities	$ 0	$ 0
Subordinated Liabilities Incurred	0	0
Ending Subordinated Liabilities	$ 0	$ 0

The accompanying notes are an integral part of these financial statements.

CFG FUNDING CORPORATION
Statements Of Cash Flows
For The Years Ended December 31, 2003 And 2002

	2003	2002
Cash Flows From Operating Activities:		
Net income (loss)	$ (144)	$ 56
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:		
Net cash provided by (used for) operating activities	(144)	56
Net Increase (Decrease) In Cash	(144)	56
Cash - Beginning	6,333	6,277
Cash - Ending	$ 6,189	$ 6,333

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies:

Business Activities - CFG Funding Corporation (the Company) was incorporated on May 17, 1993 in New York. The Company is registered as a broker dealer pursuant to Section 15(b) of the Securities Exchange Act. The Company provides investment banking and corporate finance services primarily in upstate New York.

Revenue Recognition - Revenue derived from investment banking and corporate finance activities is recognized when earned in accordance with the specifics of the agreements.

Income Taxes - The Company, with the consent of its shareholders, has elected under the Internal Revenue Code and New York State Tax Law to be an S corporation. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Investments:

Investments consist of equity securities. The Company classifies these securities as available for sale. Accordingly, realized gains and losses, determined on the basis of average cost, are included in investment income in the year in which they occur. Unrealized gains and losses are included in a separate component of stockholders' equity.

The cost and fair market value of marketable securities at December 31, 2003 and 2002 are as follows:

	2003		2002	
	Cost	**Market**	**Cost**	**Market**
Common Stock Warrants	$ 3,300	$ 3,300	$ 3,300	$ 3,300

The realized and unrealized activity resulting from these investments at December 31, 2003 and 2002 was as follows:

	2003	**2002**
Unrealized gain (loss)	$ 0	$ 0
Realized gain (loss)	$ 0	$ 0

Note 3. Capital Requirement:

The Company, upon registration with the Securities and Exchange Commission pursuant to Section 15(b) of the Securities Exchange Act of 1934 (the Act) is subject to Rule 15c 3-1 of the Act which requires that "aggregate indebtedness" of the Company, as defined, shall not exceed 15 times "net capital," as defined. In addition, Rule 15c 3-1 (a)(3) requires that "net capital" of not less than $5,000 or 6 2/3 percent of aggregate indebtedness (as defined) be maintained at all times.

At December 31, 2003, the Company's net capital ratio (aggregate indebtedness to net capital) was .02 to 1, and net capital was $6,089 which was $1,089 in excess of its required net capital of $5,000.

At December 31, 2002, the Company's net capital ratio was .02 to 1, and its net capital was $6,233 which was $1,233 in excess of its required net capital of $5,000.

Note 4. Related Party Transaction:

The Company contracts for outside services from a related party, Capital Formation Group of Rochester, L.P. The shareholders of the Company have a partnership interest in the related party organization. The outside services consist of fixed fee financial advisory services in which private placement of corporate debt or equity is involved. For the years ended December 31, 2003 and 2002, there were no outside service fees paid to Capital Formation Group of Rochester, L.P.

The Company also provides consulting services to Capital Formation Group of Rochester, L.P. For the years ended December 31, 2003 and 2002, the Company received $2,350 and $2,250 of consulting fees from Capital Formation Group of Rochester, L.P.

Note 5. Concentrations:

For the years ended December 31, 2003 and 2002, substantially all of the Company's revenues were derived from one source, Capital Formation Group of Rochester, L.P.

Note 6. Supplemental Disclosure of Cash Flow Information:

Cash paid during year for:

	2003	2002
Interest	$ 0	$ 0
Income taxes	$ 100	$ 100

CFG FUNDING CORPORATION
Statements Of Net Capital
December 31, 2003 And 2002

SCHEDULE I

	2003	2002
Stockholders' Equity	$ 9,389	$ 9,533
Subordinated Liabilities	0	0
Total Capital and Subordinated Liabilities	9,389	9,533
Non-Allowable Assets	3,300	3,300
Net Capital	$ 6,089	$ 6,233

No material differences exist between the above computation and the computation included in the Company's unaudited Focus Report. (Form X-17A-5)

SCHEDULE II

As of and for the years ended December 31, 2003 and 2002, no reserve account was required. All schedules which would be required under Rule 15c3-3 would show no activity and zero balances. Consequently, these schedules are not presented herein.

No material differences exist between the above computation and the computation included in the Company's unaudited Focus Report. (Form X-17A-5)

ELDREDGE, FOX & PORRETTI, LLP
CERTIFIED PUBLIC ACCOUNTANTS • BUSINESS CONSULTANTS

180 CANAL VIEW BOULEVARD, SUITE 100 • ROCHESTER, NEW YORK 14623-2808
585/427-8900 • FAX 585/427-8947
25 NORTH STREET • CANANDAIGUA, NEW YORK 14424 • 585/340-5100 • FAX 585/394-7513

January 26, 2004

To the Shareholders
CFG Funding Corporation
Rochester, New York

Dear Shareholders:

In planning and performing our audit of the financial statements of CFG Funding Corporation (an "S" Corporation) for the year ended December 31, 2003, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by CFG Funding Corporation that we considered relevant to the objectives stated in Rule 17a-5(g)(1).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that this Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17A-5(g) under Securities Exchange Act of 1934 and should not be used for any other purpose.

ELDREDGE, FOX & PORRETTI, LLP

Eldredge Fox & Porretti LLP